MACQUARIE GLOBAL INFRASTRUCTURE TOTAL RETURN FUND INC.

125 West 55th Street

New York, NY  10019

September 27, 2010

Ms. Christina DiAngelo

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Macquarie Global Infrastructure Total Return Fund Inc.

File No. 811-21765

Dear Ms. DiAngelo:

On behalf of the Macquarie Global Infrastructure Total Return Fund Inc. (the “Fund”), I am responding to your telephonic comments on behalf of the staff of the U.S. Securities and Exchange Commission (the “Staff” or “SEC”) on September 22, 2010 regarding its review of the Fund’s Form N-CSR, filed with the SEC via EDGAR on February 8, 2010.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on September 22, 2010, accompanied by the Fund’s responses to each comment.

1.

Staff Comment:  In future filings, include the disclosures related to senior securities and bank loans as required in Item 4(3) of Form N-2 as supplemental information for the Financial Highlights table of the annual and semi-annual reports.

Response:  In future filings, the Fund will include the requested disclosures.

2.

Staff Comment:  Clarify in the letter to shareholders in the Fund’s annual and semi-annual reports which secondary index is being used and identify any changes made to the named index.

Response:  The Fund lists a secondary index for informational purposes only as the Fund is not managed toward any benchmark.  In future filings, the Fund will clarify in the letter to shareholders in the Fund’s annual and semi-annual reports the secondary index being used for informational purposes and identify and highlight if any changes are made to the named index.

3.

Staff Comment:  In future Form N-CSR filings, disclose the coupon rate with respect to preferred stocks reported within the Schedule of Investments.

Response:  In future filings, the Fund will include the requested disclosure.

4.

Staff Comment:  Explain the relationship between ALPS Fund Services, Inc. (“ALPS”), the Fund’s administrator, and Macquarie Capital Investment Management LLC (“MCIM”), the Fund’s investment adviser.

Response:  ALPS provides administrative and other services to the Fund for an annual administration fee based on the Fund’s average daily net assets.  MCIM provides investment advisory services to the Fund for an annual management fee based on the Fund’s average daily net assets.  All officers of the Fund are employees of ALPS or its affiliates or MCIM and receive no compensation from the Fund.  ALPS and MCIM are not affiliated entities.

5.

Staff Comment:  In future Form N-CSR filings, add additional disclosure for Items 4(b) and 4(c) of Form N-CSR regarding a description of the audit-related and tax fees paid.

Response:  In future Form N-CSR filings, the Fund will include the requested disclosure

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The Fund hereby acknowledges that:

•

should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Fund may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * *

If you have any questions or need further clarification, please contact me at (212) 231-1868.

Very truly yours,

/s/ Richard C. Butt

Richard C. Butt

Chief Financial Officer, Secretary and Treasurer

Macquarie Global Infrastructure Total Return Fund Inc.

cc:

James Silk, Willkie Farr & Gallagher LLP

Ben Lowe, ALPS Fund Services, Inc.